Contact

www.linkedin.com/in/andres-simanf (LinkedIn)

Top Skills

Valuation
Industry Research
Investment Banking

Languages

Spanish

Andres Siman

Co-founder & CEO - NAMS Snacks
Guatemala City, Guatemala, Guatemala

Experience

NAMS Snacks

Co-Founder and CEO
July 2023 - Present (2 years 7 months)
United States

Co-Founder of a thriving snack company based in Guatemala. Currently spearheading initiatives to expand our market presence with a forthcoming launch in the USA

La Tavola Creative Bistro

Co-Founder & CEO
June 2018 - Present (7 years 8 months)
Guatemala

[] Led co-founding and expansion of a small restaurant business, capitalizing on pandemic challenges. Established three larger locations, enhancing market presence. Achieved 10x increase in annual revenue.

[] Oversee diverse business areas: commercial relationships, menu development, marketing, and finance.

JPMorgan Chase & Co.

5 years

Private Client Advisor
April 2016 - August 2017 (1 year 5 months)
Miami, Florida

Private Banking Investor Associate
September 2014 - April 2016 (1 year 8 months)
Greater New York City Area

Private Banking Analyst
September 2012 - September 2014 (2 years 1 month)
Greater New York City Area

UBS Investment Bank

Analyst, Global Industrials Group

July 2011 - September 2012 (1 year 3 months)

New York, NY

Worked on deals and analyses including advising on sell-side and buy-side M&A, leverage buyouts, and debt and equity financings; prepared presentations and materials for senior management and board of directors

Luther King Capital Management

Equity Research Analyst

August 2010 - May 2011 (10 months)

Fort Worth

Tracked portfolio and equity market performance throughout the course of the day and report outliers and trends to research analysts

Citibank

Research Analyst

May 2009 - July 2009 (3 months)

Responsible for collecting, organizing, and analyzing data for Citibank´s Treasury department.

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Education

Texas Christian University - M.J. Neeley School of Business

BA, Finance · (2007 - 2011)